

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2010

By U.S. Mail and Facsimile (415) 281-1350

John C. Ricci
General Counsel
Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, California 91016

Re: Green Dot Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-165081

Dear Mr. Ricci:

We have reviewed your amendment and response dated April 26, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment two and that you performed the tests of significance under Rule 1-02(w) of Regulation S-X utilizing the most recent audited consolidated financial information (i.e. as of December 31, 2009). Tell us the basis for using this timeframe to determine the tests of significance in light of the fact that the Company changed its fiscal year and the transition period was less than nine months.

Tell us what consideration the Company gave to utilizing the most recently completed audited fiscal year prior to the change (i.e. July 31, 2009) addressing the results of the significance tests if this date were used.

Prospectus Summary, page 1

2.   Revise your disclosure regarding your agreement with PayPal, both in the summary and in the Management's Discussion, to balance your discussion by noting that the amount of business done through PayPal during the stub period has not been significant to this point.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserve for Uncollectible Overdrawn Accounts, page 53

3.   We note your response to prior comment 11 as well as the additional disclosures included within the filing. Given you use actual historical collection rates as a basis for your estimate, please tell us and revise to disclose the following:

- For reloadable cards where there has been no activity in the most recent thirty day period and the actual collection rate is in the 10% range, quantify the amounts (number of accounts and aggregate amount) and address why the Company waits until the cardholder account has more than ninety days of inactivity before the full amount is written-off;
- Clarify what is meant by the disclosure "more than 90 days of inactivity" when determining the timing of recording a full write-off;
- Address whether the Company records a reserve of 90% during the initial 30 days of inactivity and records the remaining 10% write-off after ninety days;
- Tell us whether the payments terms of the amounts owed to card issuing banks for overdrawn accounts coincides with the timing of the company write-offs for accounts that are inactive and overdrawn. In your response, address what party makes the determination as to when an overdrawn account is closed; and
- Confirm that your accounting for overdrawn accounts where you have determined there to be a 60-70% collection rate is consistent with your accounting where you have determined there to be a 10% collection rate.

<u>Business, page 60</u>

4.   We note your response to our prior comment 16. Please expand your disclosure to briefly clarify how your cards interoperate with Visa and other networks. For example, do they carry the Visa (or other) logo, and can they be used in all kinds of transactions where a Visa/MasterCard is accepted?

<u>Executive Compensation, page 87</u>

5.   In the last paragraph of the section Historical Compensation Decision Process, on page 88, you indicate that your historic compensation practices may not be "indicative of how (Green Dot) will compensate our named executive officers" in the future. If you have any current plans to revise your compensation policies, or the manner in which the amount of compensation awards are calculated, so that they will be materially different than the amounts and policies presented in this section, revise to discuss those expected changes.

6.   Revise your disclosure to discuss how the award of new shares to replace awards that had expired is consistent with your compensation program.

<u>Principal and Selling Stockholders, page 107</u>

7.   We note your response to our prior comment no. 18. Please note that listing shareholders as a group is only appropriate if the aggregate holdings of the group are less than 1% of the class prior to the offering. Please refer to Compliance and Disclosure Interpretations 240.01.

*   *   *

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Laird H. Simmons III, Esq.
        William L. Hughes, Esq.
        James D. Evans, Esq.
        Fenwick & West LLP
        801 California Street
        Mountain View, California 94041

        William V. Fogg, Esq.
        Daniel O'Shea, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York, 10019